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When the transaction referred to in note 2(e) of the notes to the financial statements has been consummated, we will be in a position to render the following consent.



                          CONSENT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
FirstLink Communications, Inc.


We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the Prospectus.

Our report dated January 21, 1998, except as to note 9 which is as of April 8, 1998 and note 2(e) which is as of June __, 1998, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.


                                          /s/ KPMG Peat Marwick LLP


Portland, Oregon
June 18, 1998